

Mail Stop 3030

August 28, 2015

Via E-mail
Adam Elsesser
Chairman, Chief Executive Officer and President
Penumbra, Inc.
One Penumbra Place
1351 Harbor Bay Parkway
Alameda, California 94502

> **Re:** **Penumbra, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 14, 2015**
> **File No. 333-206412**

Dear Mr. Elsesser:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Overview, page 1

1. We note your response to prior comment 1. If the cost of your device itself is higher than available alternatives, please clarify your disclosure about cost savings. Also, if you continue to offer previous generation products that now have more cost-effective alternatives, please revise your disclosure to clarify.

Capitalization, page 42

2. We note that you present $129,070,000 as your actual historical capitalization as of June 30, 2015.   We also note the same amount is recorded in your consolidated balance sheet on page F-3 as total assets as of June 30, 2015. Please revise the filing to present your

actual historical capitalization as of June 30, 2015 or tell us why no revisions are necessary.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 48

3.   We will continue to evaluate your response to prior comment 3 when you file the subsequent amendment that you mention in that response.

Revenue, page 51

4.   Please quantify the extent of the decrease in sales of your neuro embolization products during the period ended June 30, 2015. Also discuss the reasons for the decrease.

Business, page 65

5.   We note your response to prior comment 5; however, if you currently derive revenue from products that have been demonstrated by studies to have limitations or to have performed at rates lower than alternatives, it is unclear how your disclosure about studies presents a balanced presentation of your products. Please advise or revise your prospectus accordingly.

Indigo System, page 86

6.   We note your response to prior comment 4; however, it is unclear how your disclosure added on page 87 addresses the significance and limitations of the initial results. For example, are results based on 38 patients reasonably indicative of results to be expected from a complete study? Why or why not?

Underwriting Page 122

7.   We note your response to prior comment 8. Please disclose in your prospectus your prior relationships with Perella Weinberg. Also, it remains unclear why you believe that your agreement with Perella need not be filed as an exhibit if it was not made in the ordinary course of your business; please expand your analysis of the materiality of the agreement to address the nature of the agreement, its significance to this offering, and the cost relative to your net loss.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tara Harkins at 202-551-3639 or Jay Webb, Senior Accountant at 202-551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or me at 202-551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Alan F. Denenberg